


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden | |
| Hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-45715 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VectorGlobal WMG, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, Ste. 2500
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory V. Mullen 305-350-3372
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number**

SEC 1410 (06-02)

4/27/12

# OATH OR AFFIRMATION

I, Gregory V. Mullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VectorGlobal WMG, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Gregory V. Mullen
(Signature)

Chief Financial Officer
(Title)

ELLUZ GOMEZ
MY COMMISSION # EE053775
EXPIRES January 09, 2015
(407) 398-0153 FloridaNotaryService.com

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

# VECTORGLOBAL WMG, INC.

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011








KAUFMAN
ROSSIN &
CO.
PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

**CONTENTS**

## INDEPENDENT AUDITORS' REPORT

VectorGlobal WMG, Inc.

We have audited the accompanying statement of financial condition of VectorGlobal WMG, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VectorGlobal WMG, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 27, 2012




Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

# VECTORGLOBAL WMG, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

| ASSETS | | |
|---|---|---|
| CASH AND CASH EQUIVALENTS | $ | 2,605,575 |
| CERTIFICATE OF DEPOSIT | | 5,320 |
| SECURITIES OWNED, AT FAIR VALUE (NOTES 3 AND 10) | | 272,168 |
| RECEIVABLE FROM BROKERS (NOTE 10) | | 839,039 |
| DUE FROM RELATED PARTIES (NOTE 6) | | 497,481 |
| PROPERTY AND EQUIPMENT (NOTE 4) | | 526,456 |
| DEFERRED TAX ASSET (NOTE 5) | | 39,477 |
| OTHER ASSETS (NOTE 7) | | 283,299 |
| | $ | 5,068,815 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued liabilities | $ | 290,436 |
| Accrued bonus payable | | 829,918 |
| Due to related parties (Note 6) | | 238,720 |
| Deferred rent payable (Note 7) | | 133,681 |
| Total liabilities | | 1,492,755 |
| LEASE COMMITMENTS (NOTE 7) | | |
| STOCKHOLDER'S EQUITY | | 3,576,060 |
| | $ | 5,068,815 |

See accompanying notes.

## NOTE 1. ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

The Company's principal business is securities brokerage of primarily Mexican, Latin American and U.S. securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through clearing and custodial brokers.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

***Cash and Cash Equivalents***

The Company considers all money market instruments with an original maturity of three months or less at date of acquisition to be cash equivalents. Primarily all cash and cash equivalents were held or custodied at a U.S. financial institution. The Company may, during the ordinary course of business, maintain balances in excess of insured limits.

***Valuation of Investments in Securities at Fair Value***
***- Definition and Hierarchy***

Fair value is defined by the *Accounting Standards Codification* as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. These accounting rules establish a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

***Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)***

The hierarchy is summarized in the three broad levels listed below.

**Level 1** - quoted prices in active markets for identical investments

**Level 2** - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

**Level 3** - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

***Valuation Technique - Corporate Bonds***

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are typically categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, these securities would be categorized in Level 3 of the hierarchy.

***Government and Other Regulation***

The Company's business is subject to significant regulation by various governmental authorities and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

***Revenue Recognition***

Securities transactions and related trading gains and losses, commissions and clearing costs are reported on a trade date basis. Interest earned or incurred is recognized on the accrual method of accounting. Dividend income is recognized on the ex-dividend date.

***Property and Equipment***

Furniture and fixtures, computer equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life of the improvement or the term of the lease.

### *Income Taxes*

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2008.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

## NOTE 3. FAIR VALUE MEASUREMENT

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with the Company's accounting policies as disclosed in Note 2. The following table presents information about the Company's assets measured at fair value as of December 31, 2011:

| ASSETS, at fair value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| Investments in corporate debt | $ - | $ 272,168 | $ - | $ 272,168 |

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2011.

## NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 consist of the following:

| | |
|---|---|
| Leasehold improvements | $ 370,594 |
| Office equipment | 99,953 |
| Computer equipment | 140,843 |
| Furniture and fixtures | 313,261 |
| Software | 57,988 |
| | 982,639 |
| Less: accumulated depreciation and amortization | ( 456,183) |
| | $ 526,456 |

## NOTE 5. INCOME TAXES

The Company files a consolidated Federal income tax return and combined Florida and New Jersey tax returns with its Parent and computes its federal and state tax provision on a separate-company basis.

At December 31, 2011, the Company's deferred tax asset of $39,477 relates to the net temporary differences on leasehold rental costs, depreciation and the unrealized loss on investments.

## NOTE 6. RELATED PARTY TRANSACTIONS

***Ultimate Parent***

For the year ended December 31, 2011, the Company incurred fees associated with client referrals provided to the Company by the Ultimate Parent and incurred costs associated with executions provided to the Company by the Ultimate Parent on the Mexican Stock Exchange. At December 31, 2011 the Company owed $217,928 to the Ultimate Parent as well as another $20,792 to another foreign subsidiary of the Parent. These amounts are included in due to related parties in the accompanying statement of financial condition.

At December 31, 2011, the amount due from related parties of $497,481 relates to payments of various expenses on behalf of the Parent and its other subsidiaries including the Company's federal and state current income tax benefit. This amount is due on demand and is non-interest bearing.

***Foreign Affiliates***

The Company has entered into referral agreements with three separate entities wholly-owned by the Ultimate Parent operating in Venezuela, Colombia and Ecuador. The Company reimburses each of the affiliates for certain expenses in connection with client referrals.

## NOTE 7. LEASE COMMITMENTS

The Company has non-cancellable operating leases for office space in Miami, Florida that expire on August 31, 2014 and June 30, 2021, respectively and these leases contain provisions for rent escalations. Additionally, the Company has non-cancellable operating leases for office space in Jersey City, New Jersey, Houston, Texas, and Barranquilla, Colombia, that expire on June 30, 2012, March 31, 2012 and November 30, 2013, respectively.

Approximate future annual rent payments are as follows:

| Year ended December 31, | |
|---|---|
| 2012 | $ 412,000 |
| 2013 | 390,000 |
| 2014 | 416,000 |
| 2015 | 429,000 |
| 2016 | 440,000 |
| Thereafter | 2,120,000 |
| Total future minimum payments required | $ 4,207,000 |

In connection with the Company's Miami, Houston, and Jersey City office leases, the Company placed cash on deposit with the lessors in the amount of $71,295, $4,030, and $6,188, respectively, which are included in other assets in the accompanying statement of financial condition.

## NOTE 8. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches the first 50% of all eligible employee contributions. Employer contributions vest 25% after each anniversary of employment until fully vested.

## NOTE 9. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $2,154,545, which was $2,054,545 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital was 0.69 to 1.

## NOTE 10. RISK CONCENTRATIONS

***Securities Clearance and Custody***

The clearing and depository operations for the Company's securities transactions are primarily provided by JP Morgan and Pershing, whose principal offices are in New York and New Jersey, respectively. At December 31, 2011, substantially all securities owned and amounts due from brokers are held by and due from these brokers.

***Major Customers***

For the year ended December 31, 2011, revenues from four customers accounted for approximately 41% of total revenues.

***Other Off-Balance Sheet Risks***

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE 10. RISK CONCENTRATIONS (Continued)

***Other Off-Balance Sheet Risks (Continued)***

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in the debt issues of a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's Clearing Broker.


KAUFMAN
ROSSIN&
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS


**Miami:**

2699 s. bayshore drive
suite 300
miami, florida 33133

**305** 858 5600
**305** 856 3284 fax

**Ft. Lauderdale:**

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

**954** 713 7444
**954** 759 7877 fax

**Boca Raton:**

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

**561** 394 5100
**561** 750 9781 fax

**World Wide Web:**

www.kaufmanrossin.com



Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. BV-COC-080207
© 1996 Forest Stewardship Council
FSC


30%


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS